02 DEC -3 AM 9:32

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02060150

29 November 2002

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Notification of Major Interests in Shares

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

dw 12/4

f:\users\companysecretarial\cherylb\securities\021129 2002_10.doc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Taylor Nelson Sofres plc

2. Name of shareholder having a major interest

Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

266,000	State Street Nominees Limited
3,489,000	Chase Nominees Limited
1,622,721	Chase Nominees Limited
273,900	Mellon Nominees Limited
193,100	Bank of New York Europe
36,200	BT Globenet Nominees Limited
75,000	MSS Nominees Limited
578,300	Bankers Trust
141,900	Citibank
449,600	HSBC Client Holding Nominee (UK) Limited
146,660	Bankers Trust
427,500	Nortrust Nominees Limited
763,500	State Street Nominees Limited
904,672	RBS Trust Bank
271,071	Morgan Stanley
2,685,979	Northern Trust
31,500	Citibank
989,724	State Street Bank & Trust
83,900	Mellon Bank
938,130	Bank of New York Europe
553,469	JP Morgan
3,621,747	Bank of New York, London
159,199	Chase Nominees Limited
736,276	Chase Manhattan Bank London
321,023	Bank of New York Brussels
60,200	Deutsche Bank

5. Number of shares / amount of stock acquired

Not Known

6. Percentage of issued class

Not Applicable

7. Number of shares / amount of stock disposed

Not Known

8. Percentage of issued class

Not Applicable

9. Class of security

Ordinary shares of 5 pence each

10. Date of transaction

26th November 2002

11. Date company informed

27th November 2002

12. Total holding following this notification

19,820,271

13. Total percentage holding of issued class following this notification

5.11%

14. Any additional information

None

15. Name of contact and telephone number for queries

Judith George, 020 8967 4655

16. Name and signature of authorised company official responsible for making this notification

Ian Portal, Group Company Secretary

Date of notification

29th November 2002

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

29 November 2002

Dear Sir/Madam

Taylor Nelson Sofres plc
Registration Number: 912624

Please find enclosed form 288a in respect of Mr Rémy Sautter appointed as Director for the above named Company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

TAYLOR NELSON SOFRES plc

Encl. SAE

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 212 571 3051

f:\users\companysecretarial\cherylb\registrar\021129_288.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

TAYLOR NELSON SOFRES

02 DEC -3 AM 9:32

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

29 November 2002

Dear Sir/Madam

SR Packaging Limited: Registered No 2763673
Form 363s annual return

I attach completed and duly signed form 363s annual return in relation to the above-named company together with cheque for £15.00 being the filing fee due. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 646 885 3043

f:\users\companysecretarial\cherylb\registrar\021129_363.doc

Companies House
— for the record —

Company Name
S R PACKAGING LTD.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2763673
Information extracted from Companies House records on
21st October 2002

Section 1: Company details

Ref: 2763673/05/19	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address ______ ______ ______ UK Postcode ______
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ______ ______ ______ UK Postcode ______
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ______ ______ ______ UK Postcode ______
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** **7011** **Development & sell real estate**	**SIC CODE** / **Description** ____ ______ ____ ______ ____ ______ ____ ______

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 2763673

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2763673

Section 2: Details of Officers of the Company (continued)

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Paul Simon Kent WRIGHT	Name ____
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 29 Turney Road, Dulwich, London, SE21 7JA	Address ____ ____ ____
	UK Postcode _ _ _ _ _ _ _
Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
Nationality British	Nationality ____
Occupation Solicitor	Occupation ____
	Date of change _ _ / _ _ / _ _ _ _
	Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2763673

Section 3: Share Capital

(D)

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 11/11/2000

> **REMEMBER:**
__Changes__ to shareholder particulars or details of shares transferred to be __completed each year__
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2763673

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name TAYLOR NELSON SOFRES PLC Address WESTGATE LONDON UK Postcode W5 1UA	ORDINARY SHARES 2		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2763673

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Company Number - 2763673

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 25 / 11 / 02

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***11/11/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th November 2003** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address:
C/O TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA